UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-31238

Superclick, Inc.

(Exact name of registrant as specified in its charter)

10222 St-Michel Blvd., Suite 300

Montreal, Quebec, H1H 5H1

(858) 518-1387

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0006 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty of file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	On January 18, 2012, Superclick, Inc., a Washington corporation (the “Company”), completed its merger (the “Merger”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated September 23, 2011, by and among the Company, AT&T Corp., a Delaware corporation (“Parent”), and SC Acquisition Co., a Washington corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Superclick, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Superclick, Inc.

Date: January 23, 2012	By:	/s/ Rick L. Moore
Rick L. Moore
President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.